Exhibit 12.1

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Years ended December 31,
	2004	2003	2002	2001	2000	Six months ended June 30, 2005
Fixed charges:
Capitalized interest	$31,778	$4,799	$—	$45,211	$39,052	$14,115
Interest expensed	85,757	110,349	63,573	18,131	—	44,501
Portion of rent expense representative of interest (1)	5,936	7,517	6,646	7,575	2,027	2,805

Total fixed charges	$123,471	$122,665	$70,219	$70,917	$41,079	$61,421
Earnings:
Loss before income taxes	(615,051)	(584,535)	(495,012)	(284,379)	(51,873)	(265,363)
Fixed charges, less capitalized interest	91,693	117,866	70,219	25,706	2,027	47,306
Depreciation and write-off of capitalized interest	11,058	11,058	9,136	6,888	—	6,153

Earnings (loss) adjusted for fixed charges	$(512,300)	$(455,611)	$(415,657)	$(251,785)	$(49,846)	$(211,904)
Ratio of earnings (loss) to combined fixed charges	—	—	—	—	—	—
Deficiency in earnings to cover fixed charges	$635,771	$578,276	$485,876	$322,702	$90,925	$273,325

(1)	One-third of rent expense is deemed to be representative of interest.